GRASIM
ADITYA BIRLA GROUP

RECEIVED

2007 JUN 29 A 8:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 11, 2007

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

07024804

SUPPL

Dear Sir,

Re: Grasim's AGM and Book Closure Dates

The Annual General Meeting of the Shareholders of the Company has been fixed for Saturday, the 7th July, 2007 at 11.30 a.m. at the Registered Office of the Company at Birlagram, Nagda 456 331 (M.P.).

Please also note that pursuant to Section 154 of the Companies Act, 1956 and Clause 16 of the Listing Agreement with the Stock Exchanges, the Register of Members and Share Transfer Books of the Company will remain closed from Monday, the 2nd July, 2007 to Saturday, the 7th July, 2007 (both the date inclusive).

Thanking you,

Yours faithfully,

[signature]

Ashok Malu
Company Secretary

PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

dlw
7/2

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)